GENERAL MOTORS CORPORATION
                        DIVIDEND AND CASH INVESTMENT PLAN



                                   PROSPECTUS
                               DATED JUNE 10, 1999



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                        DIVIDEND AND CASH INVESTMENT PLAN


We are pleased to share with you a plan that offers owners of General Motors Common Stock, $1 2/3 par value ("GM Stock"), a convenient and automatic way to increase your GM Stock ownership. We invite you to take advantage of this opportunity to systematically increase your investment in GM through our enhanced Dividend and Cash Investment Plan (the "Plan").

If you are a registered owner of at least one share of GM Stock, you may elect to automatically reinvest all or part of your dividends in additional shares of GM Stock. Once you join the Plan, the purchase of additional GM Stock through dividend reinvestment requires no further action on your part.


   - All or part of the cash dividends you are entitled to receive on your shares of GM Stock may be invested automatically to purchase additional shares.
   - Each of your transactions is detailed in a comprehensive statement, which will provide confirmation of your investments and current Plan account balance. You may also make optional cash investments in GM Stock at any time by check or money order.
   - GM pays all administrative fees for any of your transactions noted above as well as the brokerage commissions for any shares purchased for you.


There is a modest charge for the following Plan features:


   -  Automatic   withdrawal  of  funds  from  your  bank  account  to  purchase additional shares of GM Stock.
   -  Each sale of GM Stock from your Plan account.


The following pages of this Prospectus constitute the complete terms and conditions of the Plan and are presented to you in question-and-answer format. Please read the Prospectus carefully prior to enrolling and retain this booklet for future reference.

You may enroll by calling our Plan Administrator at GM Shareholder Services at 1-800-331-9922. If you are currently a participant in the prior General Motors Dividend Reinvestment Plan, you will automatically become a participant in this Plan. It is not necessary to re-enroll. If you have questions, or need additional information to make your enrollment decision, our Shareholder Services representatives will be happy to discuss the features of the Plan with you.


General Motors Corporation
June 10, 1999


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                                  PLAN SUMMARY


ELIGIBILITY
Only stockholders owning one or more shares of GM Stock are eligible to participate in the Plan.

   - If you are a registered stockholder (which means you receive dividend payments directly from GM), you may enroll immediately by calling the Plan Administrator at the phone number listed below.
   - If your GM Stock is held through a broker or a bank (in "street name"), please inquire about potential participation through your account representative.


ENROLLMENT
You may enroll in the Plan by calling GM Shareholder Services at EquiServe (the "Plan Administrator") at 1-800-331-9922.

DIVIDEND REINVESTMENT AND PURCHASE OF GM STOCK

-  All or part of your cash dividends are automatically reinvested.
-  You may purchase additional shares through optional cash investments.
- You are subject to a $25 minimum for each optional cash investment you make.
-  You may make optional cash investments of up to $150,000 annually.


PLAN FEATURES

- Optional telephone service to enroll in the Plan or sell your Plan shares of GM Stock.
- Weekly investment of optional cash purchases.
- General Motors pays all costs for recordkeeping, reports, custody, and administration.
- Brokerage commissions on all purchases of GM Stock are paid by General
  Motors.
- Accounts are credited with fractional shares.
- Optional automatic credit and debit of your bank account.


SALE OF GM STOCK

- You may sell GM Stock held in your Plan account through the Plan Administrator by telephone or letter.
- You will pay a nominal brokerage commission and service fee on each sale of your GM Stock through the Plan.
- You may also request certificates for your GM Stock and sell the shares through a broker of your choice.


RECORDKEEPING AND ADMINISTRATION

- Statements detailing your current Plan account balance and activity will be issued to you each time there is an account transaction. This provides you with a record of all your GM Stock purchases and sales.
- GM Stock purchased for you is held in your Plan account by the Plan Administrator.


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Participation
Who is eligible to enroll in the Plan?
If you are a registered owner of one or more shares of GM Stock, you may participate immediately in the Plan. You can elect to reinvest all or part of your quarterly dividends and/or make optional cash investments to purchase additional shares of GM Stock.

If your GM Stock is held in "street name", you may inquire about dividend reinvestment and optional cash purchase through your account representative. One option is to register some or all of your GM stock directly in your name in order to participate in GM's Plan. Any fees or charges assessed by your bank or broker are your responsibility and will not be paid by General Motors.

If you do not currently own GM Stock, you can participate in the Plan immediately after acquiring your first share.

How do I enroll in the Plan?
After reading this Prospectus, you can enroll by calling our Plan Administrator, EquiServe, at 1-800-331-9922. EquiServe will answer any questions you have regarding the Plan and can enroll you immediately over the phone.

After enrolling in the Plan, when will the reinvestment of my dividends begin? Your dividends will begin to be reinvested with the next paid cash dividend, provided your enrollment is received by the Plan Administrator at least one day prior to the dividend record date.

You may also make optional cash investments to purchase GM Stock as soon as you join the Plan.

Plan Administration and Custodial Service What is the role of the Plan Administrator?
GM's Plan Administrator, EquiServe (or a successor selected by General Motors), maintains GM's registered stockholder records. The Plan Administrator receives and reinvests the cash dividends and optional cash investments for Plan accounts. The Plan Administrator also prepares and mails statements to each participant that provide an accurate record of the participant's Plan account activity and share balance.

How does the Plan's custodial service work?
The Plan provides custodial services by holding all shares of GM Stock purchased through the Plan on behalf of the Plan participants. GM Stock purchased on your behalf is added to your Plan account. In addition, this custodial service offers you the option of sending your GM Stock certificates to the Plan Administrator for safekeeping and the shares will be included in your Plan balance. Sending your stock certificates to the Plan Administrator permits you to take advantage of the low costs involved if you sell your GM Stock through the Plan. It also eliminates worry about losing your stock certificates and paying the fees required to obtain replacement certificates.



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What reports will I be sent?
You will receive, from the Plan Administrator, quarterly statements summarizing all transactions that occurred during the prior quarter in your Plan account. In addition, as soon as practicable after each optional cash investment or sale of GM Stock, an account statement will be mailed to you detailing your purchase(s) or sale(s) of GM Stock. The statements will show the date(s) of your transaction(s), the shares purchased or sold, and the total amount of GM Stock in your account. These statements are your continuing records of current activity and should be retained for tax purposes.

Optional Plan Features
Am I required to reinvest all of my cash dividends if I participate in the Plan? The Plan offers you the flexibility of investing all or part of your cash dividends. You may also continue to receive 100% of your dividends and use the Plan to purchase GM Stock by making optional cash investments.

What if my earned dividends are not sufficient to purchase a complete share of GM Stock? Fractional shares are credited to your account. Future dividends will be calculated on your total holdings of both whole and fractional shares of GM Stock.

Are there any restrictions on optional cash investments? You may make optional cash investments in any amount from $25 per investment up to $150,000 per year. These payments must be made in U.S. funds by check, money order, or automatic withdrawal from your checking or savings account drawn on a United States bank.

You may make these optional cash investments on a regular basis, or you may vary the amount and timing of each investment. If you would like to make an optional cash investment exceeding the annual maximum, you must first obtain General Motors' approval. These requests for approval should be directed to the Plan Administrator. It is totally within GM's discretion whether to grant any such approval.

If I make optional cash investments, when will these shares of GM Stock be bought and credited to my account? You may submit optional cash investments to the Plan Administrator at any time. However, GM Stock will be purchased by the Plan Administrator during the week following receipt of your funds. Your optional cash investments for any week must be received by the Plan
Administrator by Friday at 1 p.m. Eastern time for investment the following week. GM Stock purchased will be credited to your account on the third day following the purchase date and will be credited at the average price of all GM Stock purchased for the Plan during the purchase period. No interest is paid on funds held for investment.


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Where do I send my optional cash investments?
Upon request, the Plan Administrator will provide you with your first optional cash investment form and subsequently an investment form will be included with each Plan account statement you receive.

Checks or money orders in U.S. currency should be made payable to BankBoston, N.A. and mailed to:

      EquiServe
      General Motors Corporation
      P.O. Box 370042
      Boston, MA  02241-0742

Please note that a delivery to any other address may cause your investment to be delayed. It is also important to indicate your Plan account number on your check or money order and include an optional cash investment form in the envelope. Third-party checks will not be accepted.

There is a $25 service charge imposed for any deposit returned unpaid. If the deposit is returned, the investment will be considered "void", and a portion of the GM Stock from your Plan account will be sold to cover the transaction. More GM Stock may be sold than was purchased with the returned deposit due to fluctuations in market price.

Can I make optional cash investments electronically from my bank account to the Plan Administrator? The Plan has the flexibility to either credit or debit your U.S. bank account, depending on the features you select. You may use the debit feature to make optional cash investments. You may also elect to electronically deposit directly to your bank account all or any part of the dividends that you do not choose to reinvest. Electronic transfer assures timely receipt of your funds for investment purposes and offers the convenience of a prompt deposit of dividends into your account. If you would like to take advantage of either of these features, please call the Plan Administrator and the appropriate enrollment forms will be sent to you.

If you elect this option, your funds will be debited from your bank account on the 25th day of each month. If the 25th day of the month is a weekend or holiday, the debit date will be the preceding business day. The funds will be invested the following Tuesday provided that the date is at least three (3) business days after the debit date. If the next Tuesday is a holiday, or if the New York Stock Exchange is closed, the investment will be made the next business day.


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Can I obtain a refund if I change my mind  after  initiating  an  optional  cash investment? We cannot refund your optional cash investments due to the time constraints involved with weekly purchases. However, once your shares have been purchased, you may sell them through the Plan.

GM Stock Purchases
When is GM Stock purchased using dividend reinvestment?
If you are reinvesting all or part of your dividends, and if the GM Stock is being purchased on the open market, additional shares of GM Stock will be purchased beginning on the dividend payment date and extending over a period of consecutive days until the dividends of all Plan participants are reinvested. If GM Stock is purchased directly from GM, it will be purchased on the dividend payment date. Dividends on GM Stock are customarily paid four times a year: approximately the 10th of March, June, September, and December.

What is the source of the GM Stock offered under the Plan? Prior to the record date for any dividend payment or investment date for optional cash investments, General Motors determines the source of the GM Stock to be purchased from one of three choices: open market purchases, treasury shares, or original issue shares. Open market purchases are made on any securities exchange where GM Stock is traded, in the over-the-counter market, or by negotiated transactions. Treasury shares and original issue shares are purchased directly from General Motors. The Plan Administrator makes all decisions as to price, delivery, and any other matters related to purchases on the open market. As of the date of this Prospectus, it is General Motors' current policy to have the Plan Administrator purchase all GM Stock on the open market.

How is my purchase price of GM Stock determined?
Open market purchases of GM Stock are credited to your Plan account at the average cost of all shares purchased by the Plan Administrator during the relevant investment period. Original issue and treasury shares are credited to your Plan account at the average of the high and low market prices of GM Stock as reported in The Wall Street Journal, Eastern Edition on the relevant investment date.

How many shares of GM Stock will be purchased for my account? The number of whole shares and any fractional share (computed to three decimal places) credited to your Plan account will be based on the amount you invest divided by the purchase price of the shares. This applies to shares purchased with either optional cash investments or reinvested dividends.

Will I receive stock certificates for shares purchased through the Plan? For your convenience and to protect against loss, destruction, or theft, stock certificates will not be distributed for shares purchased through the Plan. However, at your request, the Plan Administrator will provide you with a stock certificate at no cost. No certificate will be issued for fractional shares.

Are there any minimum or maximum limitations on dividend reinvestment? There is no minimum requirement for dividend reinvestment. The annual maximum is $100,000 per participant. If you would like to reinvest dividends exceeding the annual maximum, you must first obtain the specific approval of General Motors by calling the Plan Administrator. It is totally within the discretion of General Motors whether to grant its approval.

Costs

Are there any costs to me to participate in the Plan?
-  General Motors absorbs almost all administrative fees associated with reinvesting your dividends or making optional cash investments. If you elect to make an automatic withdrawal from your checking or savings account to make optional investments, a fee of $2.00 will be deducted from the amount invested.

- General Motors pays any brokerage commissions for purchases of GM Stock. However, the Internal Revenue Service considers the brokerage commissions paid by General Motors to be additional dividend income to you. This will be reflected on your annual Form1099 statement.
- For each sale of whole shares from your Plan account, you will be charged a $15.00 service charge and a nominal brokerage commission. The brokerage commission charged to you will be nominal since the Plan Administrator is able to use the size of its transactions to negotiate very low commissions.


Safekeeping of stock certificates
Can I deposit stock certificates I currently hold into my Plan account? Yes. If you choose, you may send any GM stock certificates you currently hold to the Plan Administrator for safekeeping. This is also referred to as a custodial service. Your certificated shares of GM Stock will be credited to your Plan account at no charge.

If you elect this optional service, please use registered or insured mail to send your stock certificates to the Plan Administrator at the general correspondence address indicated on the last page of this Prospectus. You must include written instructions indicating that these shares are to be placed in your Plan account. Do not endorse the stock certificates. You bear the risk of loss in transit, and we urge you to use a delivery system with a tracking mechanism to protect your investment.

Selling GM Stock in my Plan account How do I sell my Plan shares of GM Stock? You can sell your shares of GM Stock in the Plan through a toll-free call to the Plan Administrator provided the dollar value of the sale is less than $50,000 and the proceeds of the sale are to be payable to the exact name(s) on the Plan account registration and are to be mailed to the address of record.

If the dollar value of the shares to be sold is $50,000 or more, or if the proceeds of the sale are to be made payable to a name or address different than the current registration on your Plan account, you must submit your request in writing to the Plan Administrator. In addition to the written request, your signature must be guaranteed by a financial institution (such as a commercial bank, credit union, or brokerage firm) that participates in a "medallion" signature program. This medallion guarantee should appear at the bottom of your letter, and it serves as your protection against an unauthorized sale of your GM Stock.

The Plan Administrator will sell your shares as soon as possible after receipt of your request. Your sale request will be combined with those of other Plan participants selling at the same time and your proceeds will reflect the weighted average price per share of all shares sold less a $15 service charge and nominal brokerage commission. The Plan Administrator will compute the value of any fractional share based on the price at which the whole shares were sold. Generally, your check will be mailed within a week of the sales transaction.

You may also elect to sell your GM Stock through a stockbroker of your choice. If you choose this option, you request a stock certificate from the Plan Administrator for the number of whole shares you want to sell. Once you have the stock certificate in your possession, you may sell the GM Stock through a broker at a price and on the date you select. The Plan Administrator will mail your certificate to you by insured, first-class mail within five business days of your request.

How do I ensure that I get the best price for the sale of my GM Stock? If you are selling your Plan shares of GM Stock, you should be aware that prices for GM Stock may fall during the period between your request for sale, its receipt by the Plan Administrator, and the ultimate sale of your shares on the open market. This risk is borne solely by you and should be carefully evaluated.

The Plan Administrator is not a broker and, therefore, cannot accept your instructions to sell on a particular day or at a specific price. The Plan is designed for the long-term investor and does not afford you the same flexibility as a stockbroker account. If you prefer to have control over the exact price and timing of your sale, you will need to request a stock certificate from the Plan Administrator for the shares you wish to sell and conduct that transaction through your stockbroker. If you choose to sell through a broker after obtaining your stock certificate, all brokerage fees are your responsibility.

Termination of Plan participation How do I stop reinvesting my dividends?
You must contact the Plan Administrator by telephone or in writing to stop dividend reinvestment. You may then elect to instruct the Plan Administrator to direct deposit future dividend payments to your bank or mail dividends to you.

Can I remain in the Plan without reinvesting my dividends? Yes. The Plan offers you the flexibility of making optional cash investments either on a regular or periodic basis even if you do not elect to reinvest any dividends.


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If I decide to terminate my  participation  in the Plan, when will my account be closed? Your notice to end participation in the Plan will be effective upon notification to the Plan Administrator, provided that the notice is received no later than four business days before the dividend payment date. Otherwise, it will not be effective until after the dividends have been invested and the shares credited to your Plan account.

How will my assets be distributed to me if I close my Plan account? If you choose, the shares in your Plan account will be sold and a check will be sent to you. If you prefer, the Plan Administrator will issue you a stock certificate, at no cost, for all whole shares in your Plan account. You will receive a check for any fractional share.

Can General Motors terminate my participation in the Plan? General Motors may terminate your Plan account at its discretion upon written notice mailed to your address of record. In addition, if your plan account contains less than one share of GM Stock, the Plan Administrator is authorized to terminate your Plan account and mail you a check for the fractional share.

Gift or transfer of stock
Can I transfer some of my GM Stock while participating in the Plan? Yes, you may make gifts or transfers of GM Stock at no charge. Please call the Plan Administrator for instructions.

Tax Consequences
What are my Federal income tax consequences for participating in the Plan? General Motors believes that the following is an accurate summary of the Federal income tax consequences if you are a U.S. resident participating in the Plan:


- Your dividends reinvested under the Plan are treated for Federal income tax purposes as cash received by you on the dividend payment date even though the dividends are used to purchase additional shares. Brokerage commissions paid by GM on share purchases under the Plan are treated as additional dividend income to you.
- Your holding period for shares acquired according to the Plan will begin on the day shares are allocated to your account.
- The tax basis per share of GM Stock purchased on the open market through the Plan will be the average cost incurred to purchase the shares plus the amount of brokerage commission paid by General Motors that is attributable to those shares.



The above summary does not reflect every possible situation that could result from your participation in the Plan. You are urged to consult your own tax advisor to determine the particular Federal, state and local tax consequences which may result from your participation in the Plan and the subsequent disposition of shares of GM Stock purchased within the Plan.

How are Federal income tax withholding provisions applied if I participate in the Plan? If you fail to provide a taxpayer identification number, the Plan Administrator must withhold 31% from the amount of any dividends paid on your shares of GM Stock and from any proceeds arising from your sale of GM Stock held in your Plan account. You may be exempt from this withholding requirement if appropriate documentation regarding your tax situation has been received by the Plan Administrator.

If you do not reside in the United States, income tax consequences may vary from jurisdiction to jurisdiction. If you are a foreign stockholder whose dividends are subject to U.S. income tax withholding, the appropriate amount will be withheld. Any balance of your earned dividend after applicable tax withholding, less any service charge for optional automatic bank debit, will be used to purchase additional shares.

Additional Information
Can shares of GM Stock held in my Plan account be used as collateral for a loan? Shares of GM Stock held in the Plan may not be used by you as collateral for a loan. If you wish to use the shares as collateral, you must request the Plan Administrator to issue you a stock certificate for such shares in your name. Stock certificates for a fractional share cannot be issued under any circumstances.

How will my shares of GM Stock held by the Plan Administrator be voted? Shares of GM Stock, including any fractional share, held for you by the Plan Administrator will be voted as you direct. One proxy card will be mailed to you for all your shares held by the Plan Administrator and any shares for which you hold a certificate(s).

You may vote your shares by mail, telephone, or on the Internet. If you do not return your card, or vote by telephone or Internet, your shares will not be voted.

How will my Plan account be credited if General Motors declares a stock split or stock dividend? Your Plan account will be credited with the appropriate number of shares of GM Stock on the payment date. If you prefer to receive a stock certificate, you may do so by notifying the Plan Administrator after the payment date. A stock dividend payable in other than GM Stock will be paid to you and not credited to your Plan account.

What are the liabilities of General Motors and the Plan Administrator under the Plan? Neither General Motors nor the Plan Administrator shall be liable for any act done in good-faith or for any good-faith omission to act, including, without limitation, any claims or liability: (a) with respect to the prices at which shares of GM Stock are purchased or sold for your Plan account and the times when such purchases or sales are made; (b) for any fluctuation in the market value after purchases or sale of shares of GM Stock; or (c) for continuation of your Plan participation until the Plan Administrator receives written notice of your death accompanied by your estate's request to discontinue participation.

General Motors and the Plan Administrator provide no advice and make no recommendation with respect to your purchases and sales of GM Stock. Your decision to purchase or sell GM Stock must be made by you based upon your own research and judgment.

May the Plan be changed or discontinued?
Notwithstanding any other provision of the Plan, the Board of Directors of General Motors or a designated Board committee reserves the right to amend, modify, suspend, or terminate the Plan at any time, including the period between a record date and a dividend payment date. Notice of any material amendment or modification, or of any suspension or termination, will be mailed to you.

Upon termination of the Plan, you will be mailed any optional cash investments received and not invested, a stock certificate for whole shares credited to your Plan account, and a check for any fractional share. However, if General Motors terminates the Plan to establish a new plan, you will automatically be enrolled in the successor plan and shares of GM Stock credited to your Plan account will automatically be transferred to the new plan.

Any question of interpretation arising under the Plan will be determined by General Motors and any such determination will be final. General Motors and/or the Plan Administrator may adopt rules or practices to facilitate the administration of the Plan.

What law governs the Plan?
The terms and conditions of the Plan and its operations shall be governed by the laws of the State of New York.

Important Considerations
The purpose of the Plan is to provide a useful service for GM stockholders. We are not recommending that you buy or sell GM Stock. You should only use the Plan after you have independently researched your investment decision.

The value of GM Stock may go up or down from time to time. Plan accounts are not insured by the Securities Investor Protection Corporation, the Federal Deposit Insurance Corporation, or anyone else.

The Plan does not represent a change in the dividend policies of General Motors. There can be no assurance as to the declaration of future dividends, or the rate on which dividends are paid, since they necessarily depend upon GM's future earnings, financial requirements, and other factors. Stockholders who do not elect to participate in the Plan will continue to receive dividends in the usual manner.


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Use of Proceeds
At present, GM expects the Plan Administrator to continue to purchase GM Stock for the Plan in the open market. As a result, GM will not receive any proceeds. If the Plan Administrator purchases shares directly from GM, GM intends to use any net proceeds for general corporate purposes.

Documents Incorporated by Reference

The Securities and Exchange Commission (the "SEC") permits General Motors to "incorporate by reference" information into this Prospectus. This means that GM can disclose important information to you by referring you to another document that General Motors has filed separately with the SEC. You should consider the information which General Motors has incorporated by reference to be a part of this Prospectus, except to the extent that the information actually contained in this document replaces such other information. This Prospectus incorporates by reference the documents listed below that General Motors has previously filed with the SEC. These documents contain important information about General Motors and its finances:
 - The annual  report on Form 10-K,  as amended  for the year ending December

   31, 1998, which General Motors filed pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

- The quarterly reports on Form 10-Q and the current reports on Form 8-K which General Motors has filed since December 31, 1998, pursuant to Section 13(e) of the Exchange Act.
- The description of GM Stock contained in Article Fourth of the General Motors Restated Certificate of Incorporation, which General Motors filed as Exhibit 3(i) to its Current Report on Form 8-K, dated December 17, 1997, and any amendment or report which General Motors files for the purpose of updating that information.

In addition, the Prospectus incorporates by reference all documents and reports which General Motors files after the date of this Prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the time that General Motors files a post-effective amendment which indicates that it has sold all securities offered by this Prospectus or which de-registers all remaining unsold securities.

If you are eligible to participate in the Plan and you would like a copy of any of the documents listed above, General Motors will provide them (without the exhibits) to you at no charge. To request any of these documents, you should write or telephone:

EquiServe
General Motors Corporation
P.O. Box 8036
Boston, MA 02266-8036

Telephone: 1-800-331-9922

Available Information
General Motors files annual, quarterly, special reports, proxy statements, and other information with the SEC. You may read and copy any reports, proxy statements, and other information that General Motors files at the SEC's public reference rooms in:


-  Washington, D.C.  (450 Fifth Street, NW, Washington D.C.  20549)
-  New York (Seven World Trade Center, Suite 1300, New York, New York  10048)
-  Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago,

   Illinois  60661)

You may also read these reports, proxy statements and other information at the following stock exchanges:


-  New York Stock Exchange (11 Wall Street, New York, NY  10005)
-  Chicago Stock Exchange (One Financial Place, 440 South LaSalle Street,

   Chicago, IL  60605)

- Pacific Stock Exchange (233 South Beaudry Street, Los Angeles, CA 90012 and 901 Pine Street, San Francisco, CA 94014)
-  Philadelphia Stock Exchange (1900 Market Street, Philadelphia, PA  19103).


The above materials can also be read on the Internet at the SEC Web site at www.sec.gov and at the General Motors Web site at www.gm.com.

Experts
The consolidated financial statements and financial statement schedules included in the General Motors 1998 Annual Report on Form 10-K, as amended, have been audited by Deloitte & Touche LLP (as to financial statements and the financial statement schedule of General Motors and as to financial statements of Hughes Electronics Corporation), independent auditors, as stated in their reports which were included in the General Motors 1998 Annual Report. General Motors has incorporated those financial statements and schedules by reference into this Prospectus in reliance upon the reports of Deloitte & Touche LLP and upon the authority of Deloitte & Touche LLP as experts in accounting and auditing.

LEGAL OPINION
Martin I. Darvick, Attorney, Legal Staff of General Motors, has passed upon the legality of the GM Stock offered by this Prospectus. Mr. Darvick owns shares and has options to purchase shares of GM Stock.

WHERE TO REACH US

For information on the Plan:

            1-800-331-9922 - EquiServe/GM Shareholder Services
                     or
            (781)-575-3990 for callers outside the continental United States
                      or
            www.equiserve.com

General correspondence should be mailed to:
                                    Overnight Mail
      EquiServe                     EquiServe
      General Motors Corporation    General Motors Corporation
      P.O. Box 8036                 150 Royall St.
      Boston, MA  02266-8036        Canton, MA  02021-1031
                                    Attn: Shareholder Services

Optional Cash Investments should be mailed to:

      EquiServe                     Send check or money order payable
      General Motors Corporation    to BankBoston, N.A.
      P.O. Box 370042
`     Boston, MA  02241-0742

Include your account number on all correspondence, checks, or money orders together with a telephone number where you can be reached during business hours.

It is your responsibility to always maintain a current address with EquiServe.